345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990 jwww.loeb.com

January 5, 2023

Via EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Jordan Nimitz
Christine Westbrook

	Re:	ETAO International Co., Ltd.
Registration Statement on Form F-4
Filed December 29, 2022
File No. 333-268819

Dear Ms.Nimitz and Ms. Westbrook:

On behalf of ETAO International Co., Ltd. (the “Company”), we are hereby responding to the letter dated January 4, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form F-4 confidentially submitted to the Commission on December 29, 2022 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Form F-4 filed December 29, 2022

Risks Related to MCAE and the Business Combination, page 106

1. We note your revisions in response to our prior comment 2 and reissue. Please discuss under an appropriate heading in the risk factors section the potential risks that investors may face if the NTA Requirement Amendment is approved. Address in your revisions the potential impact on your cash position following the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosures on pages 109 and 110 of the Revised Registration Statement.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP